82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

04024889

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

SUPPL

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**7,527,898**	**100**	**7,462,135**	**100**
2	**ACTIVO CIRCULANTE**	**1,846,450**	**25**	**1,517,290**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	162,754	2	146,124	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	788,373	10	618,487	8
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	186,515	2	253,273	3
6	INVENTARIOS	403,329	5	382,366	5
7	OTROS ACTIVOS CIRCULANTES	305,479	4	117,040	2
8	**LARGO PLAZO**	**65,529**	**1**	**212,243**	**3**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	6,935	0	65,701	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	56,087	1	54,674	1
11	OTRAS INVERSIONES	2,507	0	91,868	1
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,275,866**	**57**	**4,332,472**	**58**
13	INMUEBLES	1,155,490	15	1,143,903	15
14	MAQUINARIA Y EQUIPO INDUSTRIAL	4,897,581	65	4,509,850	60
15	OTROS EQUIPOS	170,069	2	166,781	2
16	DEPRECIACION ACUMULADA	2,040,392	27	1,740,385	23
17	CONSTRUCCIONES EN PROCESO	93,118	1	252,323	3
18	**ACTIVO DIFERIDO (NETO)**	**1,022,540**	**14**	**1,400,130**	**19**
19	**OTROS ACTIVOS**	**317,513**	**4**	**0**	**0**
20	**PASIVO TOTAL**	**4,773,003**	**100**	**4,924,230**	**100**
21	**PASIVO CIRCULANTE**	**1,454,568**	**30**	**1,243,943**	**25**
22	PROVEEDORES	578,453	12	439,857	9
23	CREDITOS BANCARIOS	544,443	11	435,857	9
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	3,173	0
26	OTROS PASIVOS CIRCULANTES	331,672	7	365,056	7
27	**PASIVO A LARGO PLAZO**	**3,208,478**	**67**	**3,589,219**	**73**
28	CREDITOS BANCARIOS	3,202,076	67	3,576,173	73
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	6,402	0	13,046	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**109,957**	**2**	**91,068**	**2**
33	**CAPITAL CONTABLE**	**2,754,895**	**100**	**2,537,905**	**100**
34	**PARTICIPACION MINORITARIA**	**1,871,617**	**68**	**1,863,239**	**73**
35	**CAPITAL CONTABLE MAYORITARIO**	**883,278**	**32**	**674,666**	**27**
36	**CAPITAL CONTRIBUIDO**	**2,195,904**	**80**	**2,195,903**	**87**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	21,984	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	897,948	33	897,947	35
39	PRIMA EN VENTA DE ACCIONES	1,275,972	46	1,275,972	50
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,312,626)**	**(48)**	**(1,521,237)**	**(60)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,476,855	199	5,456,789	215
43	RESERVA PARA RECOMPRA DE ACCIONES	517,976	19	517,976	20
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(7,363,388)	(267)	(7,469,345)	(294)
45	**RESULTADO NETO DEL EJERCICIO**	55,931	2	(26,657)	(1)

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**162,754**	**100**	**146,124**	**100**
46	EFECTIVO	162,754	100	134,482	92
47	INVERSIONES TEMPORALES	0	0	11,642	8
18	**CARGOS DIFERIDOS**	**1,022,540**	**100**	**1,400,130**	**100**
48	GASTOS AMORTIZABLES (NETO)	203,995	20	318,070	23
49	CREDITO MERCANTIL	427,794	42	476,202	34
50	IMPUESTOS DIFERIDOS	372,000	36	592,011	42
51	OTROS	18,751	2	13,847	1
21	**PASIVO CIRCULANTE**	**1,454,568**	**100**	**1,243,943**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,242,744	85	1,015,127	82
53	PASIVOS EN MONEDA NACIONAL	211,824	15	228,816	18
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**331,672**	**100**	**365,056**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	6,342	2	6,317	2
58	OTROS PASIVOS CIRCULANTES SIN COSTO	325,330	98	358,739	98
27	**PASIVO A LARGO PLAZO**	**3,208,478**	**100**	**3,589,219**	**100**
59	PASIVO EN MONEDA EXTRANJERA	3,208,478	100	3,589,219	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**6,402**	**100**	**13,046**	**100**
63	OTROS CREDITOS CON COSTO	6,402	100	13,046	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**109,957**	**100**	**91,068**	**100**
68	RESERVAS	109,957	100	91,068	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,363,388)**	**100**	**(7,469,345)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(116,794)	(2)	(116,794)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,246,594)	(98)	(7,352,551)	(98)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	391,882	273,347
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	12,886	11,335
74	NUMERO DE FUNCIONARIOS (*)	19	19
75	NUMERO DE EMPLEADOS (*)	1,127	1,104
76	NUMERO DE OBREROS (*)	4,737	4,462
77	NUMERO DE ACCIONES EN CIRCULACION (*)	227,957,568	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,497,237**	**100**	**1,302,240**	**100**
2	COSTO DE VENTAS	1,223,092	82	993,925	76
3	**RESULTADO BRUTO**	**274,145**	**18**	**308,315**	**24**
4	GASTOS DE OPERACION	187,389	13	184,839	14
5	**RESULTADO DE OPERACION**	**86,756**	**6**	**123,476**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(35,565)	(2)	169,229	13
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**122,321**	**8**	**(45,753)**	**(4)**
8	OTRAS OPERACIONES FINANCIERAS	33,759	2	8,444	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**88,562**	**6**	**(54,197)**	**(4)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	50,821	3	(32,742)	(3)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**37,741**	**3**	**(21,455)**	**(2)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	2,133	0	(1,243)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**39,874**	**3**	**(22,698)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**39,874**	**3**	**(22,698)**	**(2)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(32,433)	(2)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**72,307**	**5**	**(22,698)**	**(2)**
19	PARTICIPACION MINORITARIA	16,376	1	3,959	0
20	**RESULTADO NETO MAYORITARIO**	**55,931**	**4**	**(26,657)**	**(2)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	**CONCEPTOS**	**TRIMESTRE AÑO ACTUAL**		**TRIMESTRE AÑO ANTERIOR**	
		Importe	**%**	**Importe**	**%**
1	**VENTAS NETAS**	**1,497,237**	**100**	**1,302,240**	**100**
21	NACIONALES	367,538	25	285,491	22
22	EXTRANJERAS	1,129,699	75	1,016,749	78
23	CONVERSION EN DOLARES (***)	135,727	9	115,172	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(35,565)**	**100**	**169,229**	**100**
24	INTERESES PAGADOS	79,200	223	98,854	58
25	PERDIDA EN CAMBIOS	0	0	127,188	75
26	INTERESES GANADOS	2,264	6	4,391	3
27	GANANCIA EN CAMBIOS	61,717	174	0	0
28	RESULTADO POR POSICION MONETARIA	(50,784)	(143)	(52,422)	(31)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**33,759**	**100**	**8,444**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	33,759	100	8,444	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**50,821**	**100**	**(32,742)**	**100**
32	I.S.R.	10,739	21	7,275	22
33	I.S.R. DIFERIDO	32,475	64	(46,203)	(141)
34	P.T.U.	7,430	15	4,331	13
35	P.T.U. DIFERIDA	177	0	1,855	6

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	1,546,058	1,337,760
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,607,153	4,659,181
39	RESULTADO DE OPERACION (**)	377,199	452,500
40	RESULTADO NETO MAYORITARIO (**)	103,256	(271,027)
41	RESULTADO NETO (**)	122,495	(292,856)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS | TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,497,237**	**100**	**1,302,240**	**100**
2	COSTO DE VENTAS	1,223,092	82	993,925	76
3	**RESULTADO BRUTO**	**274,145**	**18**	**308,315**	**24**
4	GASTOS DE OPERACION	187,389	13	184,839	14
5	**RESULTADO DE OPERACION**	**86,756**	**6**	**123,476**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(35,565)	(2)	169,229	13
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**122,321**	**8**	**(45,753)**	**(4)**
8	OTRAS OPERACIONES FINANCIERAS	33,759	2	8,444	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**88,562**	**6**	**(54,197)**	**(4)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	50,821	3	(32,742)	(3)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**37,741**	**3**	**(21,455)**	**(2)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	2,133	0	(1,243)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**39,874**	**3**	**(22,698)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**39,874**	**3**	**(22,698)**	**(2)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(32,433)	(2)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**72,307**	**5**	**(22,698)**	**(2)**
19	PARTICIPACION MINORITARIA	16,376	1	3,959	0
20	**RESULTADO NETO MAYORITARIO**	**55,931**	**4**	**(26,657)**	**(2)**

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 1 AÑO: 2004

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,497,237**	**100**	**1,302,240**	**100**
21	NACIONALES	367,538	25	285,491	22
22	EXTRANJERAS	1,129,699	75	1,016,749	78
23	CONVERSION EN DOLARES (***)	135,727	9	115,172	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(35,565)**	**100**	**169,229**	**100**
24	INTERESES PAGADOS	79,200	223	98,854	58
25	PERDIDA EN CAMBIOS	0	0	127,188	75
26	INTERESES GANADOS	2,264	6	4,391	3
27	GANANCIA EN CAMBIOS	61,717	174	0	0
28	RESULTADO POR POSICION MONETARIA	(50,784)	(143)	(52,422)	(31)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**33,759**	**100**	**8,444**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	33,759	100	8,444	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**50,821**	**100**	**(32,742)**	**100**
32	I.S.R.	10,739	21	7,275	22
33	I.S.R. DIFERIDO	32,475	64	(46,203)	(141)
34	P.T.U.	7,430	15	4,331	13
35	P.T.U. DIFERIDA	177	0	1,855	6

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**72,307**	**(22,698)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	118,711	40,294
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**191,018**	**17,596**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(26,278)	(114,790)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**164,740**	**(97,194)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(163,684)	126,845
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(163,684)**	**126,845**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(11,516)**	**(22,410)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(10,460)	7,241
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	173,214	138,883
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	162,754	146,124

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**118,711**	**40,294**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	88,739	83,399
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	29,972	(43,105)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(26,278)**	**(114,790)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(108,291)	(62,665)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	39,669	39,263
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	109,874	21,731
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	9,921	(114,484)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(77,451)	1,365
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(163,684)**	**126,845**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(107,408)	176,412
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(56,276)	(46,200)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	(3,367)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(11,516)**	**(22,410)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(11,516)	(22,410)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	4.83	%	(1.74)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	11.69	%	(40.17)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	1.63	%	(3.92)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	70.23	%	(230.95)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.74	veces	0.62	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.31	veces	1.08	veces
8	ROTACION DE INVENTARIOS (**)	11.09	veces	9.19	veces
9	DIAS DE VENTAS POR COBRAR	41	días	37	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.63	%	7.39	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	63.40	%	65.99	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.73	veces	1.94	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	93.26	%	93.50	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	75.04	%	82.84	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.10	veces	1.25	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.17	veces	0.95	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.27	veces	1.22	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.99	veces	0.91	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.39	veces	0.31	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	11.19	%	11.75	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.76	%	1.35	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1.76)	%	(8.81)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.08	veces	(0.98)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.43		$	(1.08)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.56		$	(1.41)	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(.75)		$	(2.49)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	(.97)		$	2.66	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(.44)		$	(3.65)	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	3.87		$	2.96	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.85	veces		1.53	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		7.68	veces		(5.98)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $88,739 EN 2004 Y $83,399 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SANLUIS Corporación, S.A. de C.V. y Subsidiarias
Resultados al 1er. trimestre del año 2004
(Cifras en millones de dólares)

México D.F., 28 de Abril de 2004. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el primer trimestre de 2004.

· Las ventas se ubicaron en U$ 135.7 millones en los primeros tres meses del año, 18% por encima del mismo periodo del año anterior.

· La UAFIRDA (utilidad de operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de U$ 15.9 millones en el primer trimestre, 13% menos que en el mismo periodo del año anterior, debido al impacto producido por el alza en los precios internacionales del acero.

· El margen de UAFIRDA respecto a ventas pasó de 15.9% en 2003 a 11.7% en 2004.

Operaciones

· Las ventas del negocio de Suspensiones (75% del volumen total) fueron de US$101.8 millones, encontrándose 23% arriba del año pasado gracias a mejores volúmenes en todas las líneas de producto.
· En el negocio de Frenos (25% del volumen total) las ventas están 5% por encima de los niveles del año anterior con un total de US$33.9 millones.

Resultados Consolidados al 1er. trimestre del año 2004 (Millones dlls)

	2003				2004	
Trimestre	1°	2°	3°	4°	1°	Total, últimos 12 meses
Ventas :						
Suspensiones	82.8	86.8	84.1	99.0	101.8	$ 371.7
Frenos	32.4	34.4	30.6	34.2	33.9	$ 133.1
Consolidado	115.2	121.2	114.7	133.2	135.7	$ 504.8
Uafirda :	18.3	16.9	14.1	18.9	15.9	$ 65.8
Margen (% s/ventas)	15.9%	13.9%	12.3%	14.2%	11.7%	13.0%

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del primer trimestre del presente año a pesar de reportar muy satisfactorios niveles de venta arrojan utilidades de operación inferiores a las del mismo período del año anterior, debido al impacto que produce la importante alza en los precios del acero a nivel internacional (+40% en los últimos seis meses), que no ha podido ser absorbida en su totalidad por la empresa no obstante las mayores productividades en planta y menores gastos de operación.

Las ventas del negocio de Suspensiones son superiores gracias a mayores

volúmenes en prácticamente todas las líneas de producto.

La menor UAFIRDA consolidada reportada contra el año anterior es reflejo de los mayores costos del acero y, en menor grado, de la energía (gas natural y electricidad) que han afectado mayoritariamente al negocio de Suspensiones en la región Nafta (63% de la venta consolidada), ya que los negocios de Suspensiones-Brasil y Frenos reportan UAFIRDAS superiores a las del año anterior. Los mayores costos del acero (que representa el 48% de los costos totales en el negocio de Suspensiones) no han podido compensarse a pesar de mayores volúmenes de venta, menores gastos fijos de planta y mayores productividades; además de que los precios de venta unitarios de nuestros productos han seguido moviéndose a la baja continuando con los programas de descuentos por productividad acordados con nuestros clientes en el pasado, cuando prevalecían otras condiciones de oferta y demanda, muy diferentes a las actuales.

A fines del año pasado, previniendo una mayor escalada de precios del acero, se hicieron compras adicionales de materia prima para aprovechar tales niveles de precios, lo que ayudó a obtener buenos niveles de utilidades de operación en el primer bimestre del presente año; sin embargo, al consumirse dichos inventarios de acero, las nuevas compras de materia prima a mayores precios, afectaron en forma importante el cierre del trimestre.

A pesar de la menor UAFIRDA, y debido a la revaluación del tipo de cambio peso/dólar durante el primer trimestre del año se ha generado una utilidad cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que aunado con las ganancias monetarias sobre la posición pasiva neta de la empresa y las utilidades realizadas sobre compras a descuento de la deuda pendiente de reestructura a nivel de la empresa Holding, producen finalmente una utilidad neta de US$ 5.1 millones que compara muy favorablemente contra la pérdida de US$ 2.4 millones reportada el año pasado.

En términos de generación de efectivo, la utilidad neta reportada no llega a reflejarse en un mayor nivel de efectivo disponible debido a los inventarios adicionales de materia prima que se hicieron a fines del año pasado y principios de éste para protegernos frente al alza en los precios del acero, además de que al estar saturada la capacidad de fundición de nuestros principales proveedores de acero, hemos tenido que anticipar pagos (menor financiamiento de proveedores) para asegurar la disponibilidad de material y no fallar en las entregas de producto a nuestros clientes.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: muelles (parabólicas y multihoja), resortes, barras de torsión, bujes hule-metal, barras estabilizadoras y barras de cajuela. En el negocio de Frenos se producen: discos y tambores.

SANLUIS Rassini tiene una participación del 90% en el mercado nacional, y 87% del mercado de muelles para vehículos ligeros en los Estados Unidos y el Canadá. En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS

Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford, DaimlerChrysler, Nissan, Volkswagen y Toyota.

CONTROL INTERNO

SANLUIS tiene implementadas políticas y procedimientos contables y administrativos basados en los P.C.G.A. para mantener un adecuado control interno de las operaciones de sus empresas subsidiarias, las cuales son establecidas por la Contraloría y su cumplimiento y vigencia son vigilados por el área de Auditoria Interna. Adicionalmente cada política antes de su aplicación debe ser aprobada por el Comité de Auditoria, mismo que es informado por al área de Auditoria Interna sobre la situación de las operaciones de SANLUIS. El Comité de Auditoria presenta un informe anual al Consejo de Administración.

31 DE MARZO DE 2004 Y DE 2003

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de marzo de 2004, excepto tipos de cambio que se presentan en pesos de valor nominal.

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (89% en 2003 y 86% en 2002) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés).

SANLUIS Developments, LLC (Subsidiaria de SANLUIS Co-inter, S.A. de C.V.)

El 20 de septiembre de 2000, Chase Capital Partners (actualmente J.P. Morgan and Partners - JPM) y American Industrial Partners Capital Fund III, L.L.P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, las cuales pueden ser adquiridas por SANLUIS antes del 20 de septiembre de 2005, mediante pago en efectivo (en dólares) o, sujeto a ciertas condiciones, a través de una combinación de pago en efectivo y entrega de una porción de acciones de SANLUIS. En caso contrario JPM y AIP pueden requerir que SANLUIS Developments realice una oferta pública de acciones o sea puesta a la venta.

En 2002 JPM y AIP efectuaron un aumento de capital en SANLUIS Developments por $54,108 (US$5.2 millones). La participación de JPM y AIP en SANLUIS Developments es del 52.4%; sin embargo, SANLUIS Investments, LLC tiene el control y la administración de ésta por mantener el 51% de las acciones con derecho a voto.

Discontinuación de la División Minera

Derivado de la venta del negocio minero, en el año 2003 se dieron las condiciones para ejercer el derecho de recibir un pago contingente, mismo que se encuentra como una operación discontinuada dentro de los renglones S07 y S19. La ganancia por este concepto fue reconocida en los resultados al cierre del ejercicio 2003.

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA) emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- El inventario y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias en operación controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado.

Ciertos montos de efectivo están restringidos para el pago de intereses y/o principal de algunos créditos descritos en la Nota 6. Al 31 de marzo de 2004 y 2003 estos montos ascendían a $16,812 (US$1.5 millones) y $3,657 (US$0.3 millones), respectivamente.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan al costo que se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente

por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo de adquisición o a su valor de mercado, el que sea menor.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones, las cuales son reservadas ante la existencia de indicios de irrecuperabilidad.

g. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración tangibles e intangibles, incluyendo el crédito mercantil, con base en los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor. El procedimiento y criterio utilizados por la compañía, coinciden con las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP en marzo de 2003.

h. Impuesto sobre la Renta (ISR) diferido

La compañía reconoce los efectos de impuestos diferidos aplicando la tasa del ISR corres-pondiente a todas aquellas diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros.

i. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento.

j. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de quince años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente veinte años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

k. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos de Rassini NHK Autopecas, S/A (localizada en Brasil), se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de marzo de 2004 y 2003 las diferencias originadas por la conversión de dichos estados financieros a pesos no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

l. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción se calcula dividiendo la utilidad (pérdida) de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (227,957,568). La utilidad (pérdida) por acción de las acciones de la Serie "D" considera el dividendo adicional a que tienen derecho.

m. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SANLUIS Co-Inter, S. A. (SISA) se registran de acuerdo al Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, la cual se actualiza utilizando factores derivados del INPC.

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

n. Utilidad integral

La utilidad integral incluye la utilidad (pérdida) neta del año más las partidas que, de acuerdo con otros boletines, se requiere registrar directamente en la inversión de los accionistas y no son aportaciones o reducciones de capital.

o. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por ocurrir se pueden cuantificar.

p. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$). Excepto que se indique otra denominación, las cifras en esta nota están expresadas en millones de dólares americanos.

Al 31 de marzo de 2004 el tipo de cambio fue de $10.9915 por dólar americano ($10.8008 al 31 de marzo de 2003). La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo, cuenta con una cobertura natural, ya que el 87% de sus ventas son en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZOS:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

La deuda del Grupo Suspensiones asciende a 2,503,311(US$227.7 millones) y se divide en un Bloque "A" por $1,871,532 (US$170.3 millones) y un Bloque "B" por $631,779 (US$57.5 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5% a menos que la compañía prepague el saldo principal en diciembre de 2006.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohiben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital para cada uno de los próximos cinco años y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias. Al 31 de marzo de 2004 y de 2003 la compañía cumple con las restricciones establecidas por este crédito.

Reestructuración de la deuda de SANLUIS

Como consecuencia de la importante caída en la actividad económica de Estados Unidos se presentó una menor demanda para los productos fabricados por la compañía, lo que motivó a SANLUIS a anunciar el 20 de septiembre de 2001 la suspensión temporal del pago de los intereses de una emisión de Eurobonos por US$200 millones, así como del pago del principal de su programa de Europapel

Comercial por US$77.5 millones y de otros financiamientos por US$13.8 millones. Como resultado de las negociaciones con los acreedores, a finales de septiembre de 2002 se puso a su disposición una propuesta para: 1) recomprar a descuento una parte de la deuda, 2) intercambiar la deuda remanente por nueva deuda y, 3) obtener su consentimiento para modificar ciertos términos del documento de emisión de los Eurobonos ("Indenture"), dejar sin efecto el vencimiento anticipado del principal y dispensar los incumplimientos existentes. La recepción de las aceptaciones de los acreedores, y por lo tanto la reestructuración de la deuda, concluyó en diciembre de 2002.

Los principales términos en los que se llevó a cabo la reestructura fueron los siguientes:

a. Recompra de deuda a descuento con valor nominal de US$128.6 millones, pagando US$45 millones (US$350 por cada US$1,000 de deuda), obteniendo una utilidad de $977,488 (US$94.9 millones), neta de los costos inherentes a la reestructura, la cual se presenta en el estado de resultados como partida extraordinaria.

b. Intercambio de deuda a la par de SANLUIS con valor de US$123.7 millones por nueva deuda a cargo de SISA, la cual comprendió la emisión de:

1. US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de marzo de 2004 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $596,342 (US$54.3 millones).

2. US$76.2 millones de obligaciones que serían convertibles obligatoriamente en acciones Serie "B" de SISA, si a la fecha de vencimiento (30 de junio de 2011) no hubiera sido liquidado el saldo principal y sus intereses o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de marzo de 2004 el saldo del principal asciende a $823,705 (véase Nota 2n.).

La deuda de los tenedores de Eurobonos que decidieron no reestructurar, en los términos de las ofertas realizadas por SANLUIS, se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial se presenta en los estados financieros consolidados como una obligación a corto plazo.

Crédito Sindicado de Fundimak, S. A. de C. V. (Fundimak)

Al 31 de marzo de 2004 el saldo pendiente de pago del crédito sindicado contratado por Fundimak asciende a US$28.7 millones, los cuales están sujetos a una tasa de interés de LIBOR más un margen variable de entre el 3.0% y 4.25%, dependiendo del nivel de endeudamiento de la compañía y son pagaderos mensualmente.

Este financiamiento está garantizado por todos los activos propiedad de las subsidiarias de Fundimak y establece ciertas restricciones operativas y financieras, las cuales afectan y en varios aspectos limitan o prohíben, entre otras cosas, la posibilidad de que Fundimak decrete dividendos, incurra en deuda adicional, otorgue activos en garantía o efectúe algunas ventas de activos. Al 31 de marzo de 2004 Fundimak cumple con las restricciones establecidas por este crédito.

Al 31 de marzo de 2003 la compañía no tenía líneas de crédito disponibles con instituciones financieras mexicanas o extranjeras.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria -

Al 31 de marzo de 2004 el capital social suscrito y pagado se integra como se muestra a continuación:

	Número de acciones	
Serie	Autorizadas	Suscritas y en circulación
"A"	108,874,950	107,664,450
"B"	54,437,472	40,097,706
"C"	54,437,472	40,097,706
"D"	54,437,472	40,097,706
	272,187,366	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derecho de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" son de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tienen derecho a recibir un dividendo preferente acumulativo de $0.0048 por acción, equivalente al 5% del valor teórico de las acciones. Si se pagan dividendos a las otras series de acciones, las acciones de la Serie "D" tienen derecho a recibir un dividendo igual al 130% del monto pagado con respecto a las acciones de las Series "A", "B" y "C".

En caso de pagarse dividendos con cargo a utilidades acumuladas que no provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), se causará un impuesto de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). En caso de reducción de capital se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR.

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) , IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. El régimen de consolidación fiscal en vigor limita la consolidación a un 60% de la participación accionaria.

El resultado fiscal difiere del resultado contable consolidado debido principalmente a la deducción fiscal de compras, a la utilidad por posición monetaria y a otras partidas, las cuales no son acumulables en su totalidad, y a la determinación del ajuste anual por inflación.

La tasa del ISR se reduce gradualmente en 1% anual a partir de 2003 hasta llegar a 32% en 2005.

NOTA 7 - COMPROMISO:

Rassini Frenos, S. A. de C. V. celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,332,848,516	99.99	1,417,014	671,577
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	481,372
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	333,878,051	99.99	609,515	1,641,104
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,614,025**	**2,794,053**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	56,087
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**56,087**
OTRAS INVERSIONES PERMANENTES					**2,507**
T O T A L					**2,852,647**

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc.	20/09/2001	9.00	0	0	0	0	0	0	0	0	201,035	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	92,219
RCA (Reestructured Credit Ag	31/12/2008	4.61	0	0	0	0	0	0	0	54,958	142,889	54,957	241,813	285,778	318,753	1,404,163
Emisión de Obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	596,342
Scotia Bank Inverlat	25/06/2006	4.09	0	0	93,428	38,470	153,881	29,311	0	0	0	0	0	0	0	0
Banco Safra	15/08/2006		0	0	0	0	0	0	0	0	13,436	228	23,326	912	501	119
TOTAL BANCARIOS			**0**	**0**	**93,428**	**38,470**	**153,881**	**29,311**	**0**	**54,958**	**357,360**	**55,185**	**265,139**	**286,690**	**319,254**	**2,092,843**

FILE No.82-2867

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
HELLER FINANCIAL / ATLAX,S.A			0	0	110,307	0	0	0	0	0	0	0	0	0	0	0
SUMITOMO CANADA LIMITED			0	0	0	0	0	0	0	0	109,188	0	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	42,982	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	35,130	0	0	0	0	0
GERDAU			0	0	0	0	0	0	0	0	15,636	0	0	0	0	0
MONROE DE MEXICO, S.A. DE C.			0	0	15,166	0	0	0	0	0	0	0	0	0	0	0
GENERAL MOTORS Co.			0	0	0	0	0	0	0	0	13,046	0	0	0	0	0
NICHIMEN DE CANADA			0	0	0	0	0	0	0	0	12,574	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	8,587	0	0	0	0	0	0	0	0	0	0	0
MATERIALS PROCESSING INC			0	0	0	0	0	0	0	0	5,422	0	0	0	0	0
ACEROS RGC, S.A. DE C.V.			0	0	5,275	0	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A. de C			0	0	4,852	0	0	0	0	0	0	0	0	0	0	0
COOPER INDUSTRIES			0	0	0	0	0	0	0	0	4,531	0	0	0	0	0
PPG INDUSTRIES DE MEXICO, S.			0	0	3,897	0	0	0	0	0	0	0	0	0	0	0
MENNIES MACHINE COMPANY			0	0	0	0	0	0	0	0	3,862	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			3,833	0	0	0	0	0	0	0	0	0	0	0	0	0
TOYOTA TSUSHO AMERICA			0	0	0	0	0	0	0	0	3,799	0	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	3,637	0	0	0	0	0
SLATER STEEL, INC.			0	0	0	0	0	0	0	0	3,579	0	0	0	0	0
SERVIACEROS PLANOS, S.A. de			0	0	2,379	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			50,831	0	45,546	0	0	0	0	0	74,394	0	0	0	0	0
TOTAL PROVEEDORES			**54,664**	**0**	**196,009**	**0**	**0**	**0**	**0**	**0**	**327,780**	**0**	**0**	**0**	**0**	**0**

FILE No.82-2867

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			157,160	0	6,342	168,170	3,201	3,201	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**157,160**	**0**	**6,342**	**168,170**	**3,201**	**3,201**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**211,824**	**0**	**295,779**	**206,640**	**157,082**	**32,512**	**0**	**54,958**	**685,140**	**55,185**	**265,139**	**286,690**	**319,254**	**2,092,843**

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.9915 PESOS POR DÓLAR AMERICANO

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**84,322**	**926,830**	**10,507**	**115,483**	**1,042,313**
PASIVO	**390,378**	**4,290,843**	**14,591**	**160,379**	**4,451,222**
CORTO PLAZO	98,473	1,082,365	14,591	160,379	1,242,744
LARGO PLAZO	291,905	3,208,478	0	0	3,208,478
SALDO NETO	**(306,056)**	**(3,364,013)**	**(4,084)**	**(44,896)**	**(3,408,909)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.9915 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.9078

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,453,303	4,679,722	3,226,419	0.62	20,004
FEBRERO	1,468,623	4,590,075	3,121,451	0.59	18,417
MARZO	1,479,861	4,518,761	3,038,900	0.30	9,117
ACTUALIZACION:	0	0	0	0.00	3,246
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**50,784**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,265	86
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	4,758	69
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	90
RASSINI	FABRICACION Y VENTA DE BARRAS	3,694	69
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	91
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,800	80
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	88
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	95
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	96
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	4,000	39

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
SOLERA	ATLAX, S.A. DE C.V.		STELCO MC MASTER (NORAMBAR)		51.00
	VILLARES (BRASIL)		SLATER STEELS INC.		
	GERDAU (BRASIL)				
	VILLARES (BRASIL)		ASCOMETAL ALLEVARD		
	MATERIALES SIDERURGICOS				
	GERDAU (BRASIL)				
BARRA REDONDA	ATLAX, S.A. DE C.V.		STELCO MC MASTER (NORAMBAR)		
CHATARRA DE 1a. AUTOMOTRIZ	DEACERO, S.A. DE C.V.				20.50

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	2,327,127	630,723	190,520	55,999		RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.	590,223	50,432	221,286	18,382		RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES	760,462	82,449	322,165	15,469		RASSINI	ARMADORAS AUTC
(PZAS) DISCOS TAMBORES, ROTORES	2,287,000	178,071	1,020,782	106,176		RASSINI	ARMADORAS AUTC
RASSINI FRENOS (TONS) BRASIL	12,697	138,706	12,540	171,512		RNA	
TOTAL		1,080,381		367,538			

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			2,278,567	755,185	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.			384,992	42,189	E.U.A.	RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES			459,349	57,784	E.U.A.	RASSINI	ARMADORAS AUTC
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			1,266,409	267,839	E.U.A.	RASSINI	ARMADORAS AUTC
(TONS) BRASIL				6,702		RNA	ARMADORAS AUTC
TOTAL				1,129,699			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 1 AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION	PORCION		LIBRE		
	$	VIGENTE	FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
227,957,568

PROPORCION DE ACCIONES POR :

CPO's : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDI'
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIES SE INTEGRAN EN 40,097,706 CPO'S LOS CUALES SI COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' UNA ' Y UNA 'D'.
ACCIONES RECOMPRADAS A LA FECHA 3,504,000 CPO´S.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NINGUNA DE IMPORTANCIA

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	3.5624	2.9078
Tipo de cambio promedio	3.3884	2.9329

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.8008	10.9915
Tipo de cambio promedio	10.8025	10.9884

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de marzo de 2004 y 2003 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

FECHA: 28/04/2004 09:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** FECHA: 28/04/2004 09:25
SANLUIS CORPORACION , S. A. DE C. V.

FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 28/04/2004 09:25

SANLUIS CORPORACION , S. A. DE C. V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ANTONIO OLIVO FARIAS
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	aolivo@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI	**C.P. JUAN PABLO SÁNCHEZ KANTER**
DIRECTOR GENERAL DE FINANZAS Y CFO	**DIRECTOR DE CONTROL DE GESTION**

MEXICO, D.F., A 28 DE ABRIL DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

FILE No. 82-2867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $88,739 EN 2004 Y $83,399 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.